Exhibit 99.1

Ardmore Shipping Announces Acquisition of Eco-design MR Tanker

HAMILTON, Bermuda--(BUSINESS WIRE)--May 27, 2014--Ardmore Shipping Corporation (NYSE:ASC) ("Ardmore" or the "Company") today announced the acquisition of a 49,997 Dwt Eco-design product and chemical tanker built in July 2013 at STX Offshore & Shipbuilding Co. Ltd., South Korea, for a purchase price of $36 million.

The vessel is expected to deliver to Ardmore between July 1st and August 31st 2014, and is intended to be employed either in the spot market or on a one-year time charter. Upon delivery, Ardmore’s fleet will stand at 22 vessels, with 12 in operation and 10 Eco-design product and chemical tankers scheduled to be delivered by the fourth quarter of 2015, the next two of which are scheduled to deliver six months from now, in November 2014.

Anthony Gurnee, the Company’s Chief Executive Officer, commented:

“We are pleased to announce the acquisition of this 2013-built, state-of-the-art, Eco-design MR tanker. This latest addition to our growing fleet of fuel-efficient product and chemical tankers represents the ongoing execution of our expansion strategy and the first step in the accretive deployment of the capital that we raised during our recent equity offering.”

Mr. Gurnee continued, “With the addition of this in-the-water, Eco-design tanker, we have increased our fleet size and near-term earnings potential. We are furthermore very happy with the price, which compares favorably with other recently traded Eco-design MR’s. The success of this transaction is a result of our measured, disciplined growth strategy, and we will continue to seek out further acquisitions in order to maximize both our earnings potential and long-term shareholder value.”

About Ardmore Shipping Corporation:

Ardmore owns and operates a modern, fuel-efficient fleet of mid-size product and chemical tankers. The Company is engaged in the seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. Additional information is available at the Company's website www.ardmoreshipping.com, which is not a part of this press release.

Forward-Looking Statements:

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman, 212-477-8438
Fax: 212-477-8636
lberman@igbir.com